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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49352

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30B VREELAND ROAD, SUITE 210
(No. and Street)

FLORHAM PARK	NJ	07932
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	1 (908) 944-9897	LALMERINI@JEFFREYMATTHEWS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HOBERMAN & LESSER CPAs, LLP
(Name – if individual, state last, first, and middle name)

252 W 37TH STREET	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/20/2003	694
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY HALPERT _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

MANAGING MEMBER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JEFFREY MATTHEWS FINANCIAL GROUP, LLC

Statement of Financial Condition

As of December 31, 2025

Jeffrey Matthews Financial Group, LLC
Statement of Financial Condition
As of December 31, 2025

Contents





HOBERMAN & LESSER
CPAs • ADVISORS • SOLUTIONS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
The Jeffrey Matthews Financial Group, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Jeffrey Matthews Financial Group, L.L.C. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Hoberman + Lesser CPA's, LLP

We have served as The Jeffrey Matthews Financial Group, L.L.C.'s auditor since 2014.

New York, New York
March 17, 2026

Jeffrey Matthews Financial Group LLC
Statement of Financial Condition
December 31, 2025

Assets	
Cash	$ 235,295
Securities owned, at fair value	14,780,412
Accrued interest receivable	207,044
Receivable from clearing organization	286,592
Receivable from registered representatives	278,784
Other receivables	8,543
Secured demand notes collateralized by marketable securities	967,578
Property and equipment, net	271,291
Clearing deposits	100,000
Right-of-use assets - operating leases, net	721,843
Other assets	246,322
Total Assets	$18,103,704
Liabilities and Members' Equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 16,051
Payable to clearing organization	11,228,582
Accounts payable and accrued expenses	930,378
Bank loan payable	75,157
Payable to affiliate	812,125
Distributions payable	189,420
Income taxes payable	102,079
Operating lease liabilities	785,766
Liabilities subordinated to the claims of general creditors	1,367,578
Total Liabilities	15,507,136
Commitments and contingencies	
Members' equity	2,596,568
Total Liabilities and Members' Equity	$18,103,704

See accompanying notes to the financial statement.

1. Organization and Nature of Business

The Jeffrey Matthews Financial Group, LLC (the "Company") is a broker and dealer of products consisting primarily of municipal bonds, corporate bonds, and stocks. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates sales offices in New Jersey, Alabama, Connecticut, Florida, and Michigan.

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising from contract, tort or otherwise, unless a member has signed a specific guarantee.

Profits, losses, and distributions are allocated amongst the members based on the Company's Limited Liability Company Agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statement has been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), which requires the accrual basis of accounting in compliance with the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB"). The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's Use of Estimates and Assumptions – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition - The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company.

Revenue is recognized for commission income and trading gains and losses when the Company's performance obligation is satisfied, which is on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

With respect to mutual fund fees, since the value of the clients' investment holdings are needed to determine the revenue earned, revenues are recorded over time, since the performance obligation is not satisfied until the value of the clients' investment holdings is determinable.

The Company earns interest and dividend income from its cash equivalents and securities owned in the period in which the related asset is held. Interest and dividend income is recognized on an accrual basis.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

With respect to placement and syndicate fees, revenues are recorded when the performance obligation is satisfied, which occurs when the client's investment is complete and collections are reasonably assured.

Cash - Cash represents cash deposits held at banking institutions.

Investments in Securities – The Company values investments in federal, state, municipal and corporate obligations at fair value determined by independent third-party pricing services that utilize proprietary pricing models. Equities are valued based on quoted market prices. The Company records such instruments on a trade date basis and values them at fair value in accordance with ASC Topic 820, *Fair Value Measurements.* Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net trading gains on the statement of operations.

Depreciation and Amortization – Depreciation of office equipment and furniture is computed utilizing the straight-line method over the estimated useful lives of assets ranging from three to seven years. Leasehold improvements are amortized over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes – The Company is not subject to Federal income taxes. Such taxes, if any, are the responsibility of the members. The members are required to report separately on their income tax returns their distributive share of taxable income or loss of the Company.

The Company has elected to participate in the New Jersey Pass-Through Entity Tax ("PTET") program. Each member will receive an allocated portion of the New Jersey tax paid on their behalf (pass-through entity tax payments). The PTET payments are recorded as distributions to the members rather than an income tax expense. Effective January 1, 2025, the Company adopted the provisions of the FASB's Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures*, that became effective for fiscal years beginning after December 31, 2024. Required disclosures are provided in Note 13 – Income Taxes.

The Company is required to determine whether its tax positions are more likely than not to be sustained on examination by the applicable taxing authority, based on the technical merits of the position. Tax positions not deemed to meet a more likely than not threshold would be recorded as a tax expense in the current year.

Government and Other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require the Company to maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) as the Company does not hold customers' funds or securities.

2. Summary of Significant Accounting Policies (continued)

<u>Leases</u> – The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets - operating leases and operating lease liabilities in the Company's statement of financial condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets - operating leases and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which are generally accounted for separately.

3. Investments Measured at Fair Value on a Recurring Basis

<u>Fair Value Hierarchy</u>

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

> *Level I* - Quoted prices in active markets for identical assets or liabilities.

> *Level 2* - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

> *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. Investments Measured at Fair Value on a Recurring Basis (continued)

The Company establishes valuation processes and procedures to ensure that the valuation techniques are fair and consistent, and valuation inputs are supportable. On a monthly basis, the Company uses the services of a third-party independent pricing service to value its securities owned.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Municipal bonds and mortgage-backed debt. The Company uses an independent third-party pricing service to value municipal bonds and mortgage-backed debt using recently executed transactions, market price quotations (when observable), broker or dealer quotations, matrix pricing, or a discounted cash flow model that factors in, where applicable, interest rate yield curves, bond spreads or credit default swap spreads. Municipal bonds and mortgage-backed debt are generally categorized in Level 2 of the fair value hierarchy.

Corporate bonds. The Company uses an independent third-party pricing service to value corporate bonds using recently executed transactions of the issuer or comparable issuers, market price quotations (when observable), broker or dealer quotations, matrix pricing, or a discounted cash flow model that factors in, where applicable, interest rate yield curves, bond spreads or credit default swap spreads. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, corporate bonds are categorized in Level 3 of the fair value hierarchy.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2025:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$14,656,691	$ -	$ 14,656,691
Corporate bonds	-	119,140	-	119,140
Mortgage-backed debt	-	4,581	-	4,581
	$ -	$14,780,412	$ -	$ 14,780,412

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$ 16,051	$ -	$ 16,051

There were no transfers between levels during the year. The Carrying amount of the Company's other financial instruments approximates fair value due to the relative short-term nature of such instruments. The Company's other financial assets and financial liabilities have fair values that approximate their carrying values.

4. Market and Counterparty Risk and Uncertainty

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit (counterparty risk) and overall market volatility (market risk). Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts recorded in the Statement of Financial Condition.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer, and/or other counterparty with which it conducts business.

The Company from time to time has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

5. Commitments

The Company is obligated under non-cancellable operating leases for office facilities, equipment and autos expiring in various years through 2032. These leases relating to office space are subject to escalations for the increases in the Company's pro-rata share of real estate taxes and other operating expenses. As of December 31, 2025, the remaining weighted average lease term for the operating leases is approximately 5.7 years. The weighted average discount rate used was 6.91%, which approximates the Company's incremental borrowing rate. Future minimum rental payments for the years ended December 31 are as follows:

	Office Leases	Other Leases	Total
2026	$ 161,805	$ 36,968	$ 198,773
2027	164,984	18,996	183,980
2028	168,162	-	168,162
2029	171,341	-	171,341
2030	140,384	-	140,384
Thereafter	192,299	-	192,299
Total Payments	998,975	55,964	1,054,939
Less imputed interest	(259,499)	(9,674)	(269,173)
Lease liability (net present value)	$ 739,476	$ 46,290	$ 785,766

5. Commitments (continued)

In addition, to the above, the Company also operates at several different branch facilities on a month-to-month basis.

6. Property and Equipment

At December 31, 2025, property and equipment consist of the following:

Office equipment	$	144,097
Furniture		199,534
Leasehold improvements		204,474
Automobile		127,609
		675,714
Less: Accumulated depreciation and amortization		(404,423)
	$	271,291

7. Payable to Clearing Organization

Payable to clearing organization represents loans collateralized by marketable securities and bears interest at the broker call rate less 0.25%. The broker call rate was 5.50% at December 31, 2025.

8. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2025, the Company had two types of liabilities subordinated to the claims of general creditors. Both of these instruments are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

The first type, a group of secured demand note obligations totaling $967,578 are non-interest bearing, payable to the members and other related parties and have maturities as follows:

March 31, 2027	$	672,578
June 30, 2027		295,000
	$	967,578

The secured demand notes maturing March 31 automatically renew unless otherwise cancelled.

The second type is a cash subordinated loan of $400,000, bearing interest based at the Secured Overnight Financing Rate (SOFR), which was 3.9% on December 31, 2025, plus 2% payable to the Clearing Broker, due on May 26, 2026 and guaranteed by the members.

The subordinated borrowings are covered by agreements approved by FINRA and are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

9. Guarantees

The Company guarantees all the customer margin account balances held by its clearing broker. The Company is responsible for payment to the clearing broker for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the Clearing Broker as of December 31, 2025 was approximately $15,685,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

10. Related Party Transactions

Certain clients of the Company are also clients of Jeffrey Matthews Wealth Management, LLC ("JMWM"), a registered investment advisor under common control with the Company. The Company shares personnel and office space with JMWM and pays shared expenses on behalf of JMWM. To the extent the Company earns revenues and incurs expenses attributable to business with JMWM clients, it allocates those revenues and expenses to JMWM. As of December 31, 2025, the net payable to JMWM totaled $812,125, which is reported as "Payable to affiliate" in the Statement of Financial Condition. The amounts owed are non-interest bearing and due on demand. Further, receivables from registered representatives include $31,535 due from two members. The receivables are non-interest bearing and due on demand.

At December 31, 2025, distributions payable to members totaled $189,420 and are reported as "Distributions payable" in the Statement of Financial Condition.

During the year ended December 31, 2025, an affiliate owned by the managing member of the Company provided management services to the Company. No amounts were due under this arrangement as of December 31, 2025.

11. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan (the "Plan") which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. There was no contribution for the year ended December 31, 2025.

12. Concentrations of Credit Risk

At December 31, 2025, the investments in securities and receivable from brokers and clearing organizations reflected in the Statement of Financial Condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

As of December 31, 2025, the bank balances did not exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000 per depositor. Balances in excess of that amount would make the Company subject to credit risk.

13. Income Taxes

The Company is not subject to Federal income taxes. Such taxes, if any, are the responsibility of the members. The members are required to report separately on their income tax returns their distributive share of taxable income or loss of the Company.

The Company elected to participate in the New Jersey PTET program. PTET expenses are recorded as member distributions.

14. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $2,213,025 which was $2,068,153 in excess of its required net capital of $144,872, and the percentage of aggregate indebtedness to net capital was 98.2%.

15. Contingencies

The Company is currently party to various arbitration claims, counterclaims and lawsuits arising in the normal course of business. Management believes that any financial responsibility that may be incurred in the settlement of such actions will not be material to the Company's operations and financial position.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. Management believes that any disciplinary action or fines that may result from the examinations will not be material to the Company's operations and financial position.

16. Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC Topic 280. The Company's business activities consist primarily of acting as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds, and stocks. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC Topic 280.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

17. Subsequent Events

Subsequent events have been evaluated through the date these financial statements were issued for identifying events requiring disclosure or adjustment in these financial statements. No events have been identified which require such disclosure or adjustment.